SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: October 2002

                                     ABB Ltd
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               (Exact name of registrant as specified in charter)

                                       N/A
           -----------------------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111
                                                     -------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F X            Form 40-F
                                  ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No   X
                      ---                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -------------

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated October 1, 2002, announcing appointment of head of Human Resources.

Press Release

For your business and technology editors


ABB appoints new head of Human Resources

Zurich, Switzerland, October 1, 2002 - ABB, the leading power and automation technology group, announced today it has appointed Gary Steel, currently Human Resources Director, Group Finance, of Shell International as executive vice president and head of Group Human Resources. He will be a member of the ABB Group executive committee.

Steel, aged 49, is Scottish and comes to ABB after a 25 -year career at Shell, where he has held a series of senior positions in personnel relations. In addition to his role as Human Resources Director in Group Finances, for the past three years Steel has been Director of Group Leadership and Performance, a unit responsible for global leadership development in Royal Dutch/Shell.

"Gary Steel brings considerable experience in the key task of developing leaders in a major global group," said Jurgen Dormann, chairman and CEO. "By making him a member of the Group executive committee, we reflect the growing importance we attach to both human resources management in general and the development of the next generation of leaders in ABB."

Steel takes up his new position on January 1, 2003, replacing Arne Olsson, Senior Vice President and head of Human Resources since ABB was formed in 1988. Olsson, 58, who will assume other responsibilities in Group management, is due to retire next year after 36 years with ABB and Asea.

"On behalf of both the Board and the Executive Committee, I would like to pay tribute to Arne Olsson's tremendous work and commitment. He can look back at a proud record," said Dormann.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impacts. The ABB Group of companies operates in more than 100 countries and employs about 150,000 people.


For further information please contact:
Media Relations:                              Investor Relations:
ABB Corporate Communications, Zurich          Switzerland: Tel. +41 43 317 3804
Thomas Schmidt                                Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                          USA: Tel. +1 203 750 7743
Fax: +41 43 317 6494                          investor.relations@ch.abb.com
media.relations@ch.abb.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ABB LTD

Date:  October 1, 2002                By:    /s/  BEAT HESS
                                          -----------------------------------
                                          Name:  Beat Hess
                                          Title: Group Senior Officer



                                      By:     /s/ HANS ENHORNING
                                          -----------------------------------
                                          Name:  Hans Enhorning
                                          Title: Group Vice President